SUB-ITEM 77D: POLICIES WITH RESPECT TO SECURITY INVESTMENT

MORGAN STANLEY CALIFORNIA QUALITY MUNICIPAL SECURITIES ("TRUST")

The Board of Trustees Approved the Following Investment Policy Change:

To the extent permitted by applicable law and the Trust's investment objectives, policies, and restrictions, the Trust may invest all or some of its short-term cash investments in any money market fund advised or managed by the Investment
Adviser or its affiliates. In connection with any such investments, the Trust, to the extent permitted by the Investment Company Act, will pay its share of all expenses (other than advisory and administrative fees) of a money market fund in which it invests which may result in the Trust bearing some additional expenses.